Exhibit 4.5

AMENDMENT NO. 2
TO THE
2014 INCENTIVE PLAN
OF
COMMUNITY HEALTHCARE TRUST INCORPORATED

November 1, 2016

The Compensation Committee of Community Healthcare Trust Incorporated, a Maryland corporation (the “Corporation”), does hereby approved and adopt the following Amendment No. 2 to the Corporation’s 2014 Incentive Plan (as amended by Amendment No. 1 to the 2014 Incentive Plan of the Corporation, the “Incentive Plan”), effective as of the date set forth above, pursuant to the Articles of Incorporation, as amended, of the Corporation, the Bylaws, as amended, of the Corporation and the Maryland General Corporation Law (the “MGCL”). All capitalized terms used herein but not otherwise defined shall have the same meaning as provided in the Incentive Plan.

FIRST, the Incentive Plan is hereby amended by deleting Section 3.1 in its entirety and replacing it with the following:

3.1. Number of Shares.  Subject to the following provisions of this Article 3, the aggregate number of shares of Common Stock that may be issued pursuant to all Awards under the Plan shall be equal to seven percent (7%) of the total number of shares of Common Stock outstanding on December 31 of the immediately preceding year.  The shares of Common Stock to be delivered under the Plan will be made available from authorized but unissued shares of Common Stock or issued shares that have been reacquired by CHCT. To the extent that an Award becomes unrestricted or is forfeited, the shares of Common Stock covered thereby will no longer be charged against the foregoing maximum share limitations and may again be made subject to Awards under the Plan.  The maximum number of shares that may be awarded in any calendar year to an Eligible Person who is subject to the Code Section 162(m) compensation limit is one hundred and fifty thousand (150,000) shares.

SECOND, the Incentive Plan is hereby amended by deleting Section 9.2 in its entirety and replacing it with the following:

9.2 Termination.  The Plan shall continue until terminated by the Board in its sole discretion or March 31, 2024. No termination of the Plan shall adversely affect any Award theretofore granted without the consent of the Participant or the permitted transferee of the Award.

THIRD, except as hereinabove amended, the Corporation’s Incentive Plan is to continue in full force and effect.